Exhibit 4.5

Description of Impac Mortgage’s (the “Company”) Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

       The following description summarizes the material terms and provisions of the common stock and the preferred stock purchase rights that are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.  This description is not complete and is qualified in its entirety by reference to the provisions of our Certificate of Incorporation, as amended (“certificate  of incorporation” or “Charter”), and Bylaws, as amended,  (“bylaws”), each of which is incorporated herein by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit  is a part, and the applicable provisions of the Maryland General Corporation Law.

Authorized Capitalization

       We have 210,000,000 shares of capital stock authorized under our certificate of incorporation, consisting of 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, of which 2,500,000 have been designated as Series A-1 junior participating preferred stock, par value $0.01 per share ("Series A-1 Preferred Stock"), 2,000,000 have been designated as Series B 9.375% redeemable preferred stock, par value $0.01 per share ("Series B Preferred Stock"), and 5,500,000 have been designated as Series C 9.125% redeemable preferred stock, par value $0.01 per share ("Series C Preferred Stock"). As of December 31, 2019, we had outstanding 21,255,426 shares of common stock, no shares of our Series A-1 Preferred Stock, 665,592 shares of our Series B Preferred Stock, and 1,405,086 shares of our Series C Preferred Stock.

 Common Stock

       Subject to the preferential rights of any other class or series of stock, including the preferred stock, and to the provisions of the Charter regarding the restrictions on transfer of stock, holders of shares of our common stock are entitled to receive dividends on such stock when, as and if authorized by our Board of Directors out of funds legally available therefor and declared by us and to share ratably in the assets of the Company legally available for distribution to our common stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company, including the preferential rights on dissolution of any class or classes of preferred stock, including the Preferred Stock.

       Each share of common stock is entitled to one vote, subject to the provisions of our Charter regarding restrictions on transfer of stock, and will be fully paid and nonassessable upon issuance. Shares of common stock have no preference, conversion, exchange, redemption, appraisal, sinking fund,  preemptive or cumulative voting rights. Our authorized stock may be increased and altered from time to time in the manner prescribed by Maryland law upon the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Our Charter authorizes our Board to reclassify any unissued shares of common stock in one or more classes or series of stock, including preferred stock.

Preferred Stock

       Each of the Series B Preferred Stock and the Series C Preferred Stock was governed by Articles Supplementary, filed with and accepted for record by the State Department of Assessments and Taxation of Maryland (the "SDAT") on May 26, 2004 and November 18, 2004, respectively (the "Original Articles"). In 2009 our Board of Directors, and the holders of the Series B Preferred Stock and the Series C Preferred Stock (voting together as a single class) approved amendments to each of the Original Articles. Articles of

Amendment were filed with and accepted for record by the SDAT on June 29, 2009, for each series (the "Amended Articles").

       Under both the Original Articles and the Amended Articles, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series B Preferred Stock and Series C Preferred Stock then outstanding are entitled to be paid out of the assets of the Company, legally available for distribution to its stockholders, a liquidation preference of $25.00 per share, before any distribution of assets is made to holders of common stock or any series of preferred stock of the Company that ranks junior to the Series B Preferred Stock and Series C Preferred Stock. The Series B Preferred Stock and Series C Preferred Stock have no stated maturity and are not subject to any sinking fund or mandatory redemption. Neither the Series B Preferred Stock nor the Series C Preferred Stock is convertible into or exchangeable for any property or securities of the Company and neither of such series is registered under the Securities Exchange Act of 1934, as amended.

       Under the Original Articles, holders of Series B Preferred Stock and Series C Preferred Stock would have the right to receive, when and as authorized by the Board of Directors, cumulative preferential cash dividends at a rate of 9.375% or 9.125%, respectively, of the $25.00 liquidation preference per annum payable on a quarterly basis, for all past dividend periods and the then-current dividend period, before any dividends may be paid or other distributions made on the Common Stock or other securities raking junior to or on parity with the Series B Preferred Stock and the Series C Preferred Stock, including repurchases of Common Stock or other junior or parity securities. In addition, under the Original Articles, whenever dividends are in arrears for six or more quarters, whether or not consecutive, the holders of Series B Preferred Stock and Series C Preferred Stock will be entitled to call a special meeting for the election of two additional directors, and holders of Series B Preferred Stock and Series C Preferred Stock would have the right to approve the issuance of any class or series of our preferred stock ranking senior to the Series B Preferred Stock, amendments of any provisions of our Charter that would materially and adversely affect the Series B Preferred Stock or Series C Preferred Stock, or a merger or similar transaction unless the Series B Preferred Stock or Series C Preferred Stock remain outstanding and materially unchanged.

       Under the Amended Articles, dividends on the Series B Preferred Stock and the Series C Preferred Stock are noncumulative and the terms of the Series B Preferred Stock and Series C Preferred Stock allow us to declare and pay dividends on shares of common stock or shares of any other class or series of our capital stock, with certain exceptions, or redeem, repurchase or otherwise acquire shares of any class or series of our capital stock, including common stock and any other series of preferred stock, without paying or setting apart for payment any dividends on shares of either series of Preferred Stock. Under the Amended Articles, holders of the Series B Preferred Stock and Series C Preferred Stock do not have any voting rights, except for the right to approve certain amendments to our Charter.

       After the Amended Articles were declared to be effective, holders of Series B and Series C Preferred Stock filed a class action in the Circuit Court for Baltimore City, Maryland seeking a determination that the Amended Articles were not effective (as to either Series) on grounds that the Amended Articles had not been validly approved by the holders of the outstanding shares of Series B and Series C Preferred Stock. The plaintiff holders claimed that the Original Articles required separate voting by each Series to approve the Amended Articles and that two-thirds of the outstanding shares of Series B Preferred Stock had to approve the Amended Series B Articles and two-thirds of the outstanding shares of Series C Preferred Stock had to approve the Amended Series C Articles. Although two-thirds of the combined outstanding shares of Series B and Series C Preferred Stock and two-thirds of the outstanding shares of Series C Preferred Stock had in fact approved the Amended Articles, two-thirds of the outstanding shares of Series B Preferred Stock had not approved the Amended Articles.

However, the Series C plaintiff holders further claimed that the Company had voted, as opposed to the Series C holders, shares for the Amended Series C Articles because, they argued, the Company acquired those shares before the vote was actually taken on the Amended Articles. The Series C plaintiff holders, therefore, claimed that the Series C Amended Articles had not been validly approved by the Series C holders. As relief, the plaintiff holders sought a declaration that the Original Articles remained effective and in place. The trial court interpreted the Original Articles to require separate voting by each series for the Amended Articles governing that Series of Preferred Stock and declared that, because two-thirds of the outstanding shares of Series B Preferred Stock had not approved the Amended Series B Articles, those Amended Articles were not effective and the Original Series B Articles remained in effect. The trial court rejected the claim of the Series C plaintiff holders about the timing of the voting on the Amended Articles, and the Amended Series C Articles are currently in effect. These rulings by the trial court are currently on appeal in the Maryland appellate courts, and no opinion has been issued on the appeal as of the date of the filing of the Form 10-K to which this exhibit is a part.

       If the court's ruling with respect to the Series B Amended Articles is not reversed, the Series B Preferred Stock will remain governed by the Original Articles. This would mean, among other things, that (a) holders would have the right to receive, when and as authorized by the Board of Directors, or to have declared and set apart for payment, cumulative preferential cash dividends at a rate of 9.375% of the $25.00 liquidation preference per annum (equivalent to a fixed annual amount of $2.34375 per share) payable on a quarterly basis, for all past dividend periods and the then-current dividend period, before any dividends may be paid on junior or parity securities, including the Common Stock and any class or series of our preferred stock ranking on parity with the Series B Preferred Stock, (b) whenever dividends are in arrears for six or more quarters, whether or not consecutive, the holders of Series B Preferred Stock will be entitled to call a special meeting for the election of two additional directors (which the trial court ordered but stayed pending the outcome of the appeal), and (c) holders of Series B Preferred Stock would have the right to approve the issuance of any class or series of our preferred stock ranking senior to the Series B Preferred Stock, amendments of any provisions of our Charter that would materially and adversely affect the Series B Preferred Stock, or a merger or similar transaction unless the Series B Preferred Stock remain outstanding and materially unchanged. If the trial court's favorable ruling to the Company, upholding the validity of the vote on the Amended Series C Articles, is overturned, the Original Series C Articles may be reinstated and provide to the Series C holders the same rights described above for the Series B holders under the Original Series B Articles.

Removal of Directors

       Our Charter provides that a director may be removed from the Board of Directors only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Extraordinary Transactions

       Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, convert, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our Charter provides that these matters (except for amendments to the Charter provision relating to the removal of directors, which must be approved by the affirmative vote of stockholders holding at least two thirds of the shares entitled to vote on the matter) may be approved by a majority of all of the votes entitled to be cast on the matter.

Tax Benefits Preservation Rights Agreement

       On October 23, 2019, the Board of the Company authorized and declared a dividend distribution of one right (a "Right") for each outstanding share of common stock of the Company to stockholders of record as of the close of business on November 5, 2019 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A-1 Preferred Stock, of the Company at an exercise price of $45.00 per one one-thousandth of a Preferred Share, subject to adjustment (the "Purchase Price"). The complete terms of the Rights are set forth in a Tax Benefits Preservation Rights Agreement, dated as of October 23, 2019, between American Stock Transfer & Trust Company, LLC (the "Rights Agent") and the Company (the "Rights Agreement"). The Final Expiration Date (as defined in the Rights Agreement) is October 22, 2022.

       By adopting the Rights Agreement, the Board is helping to preserve the value of certain deferred tax benefits, including those generated by net operating losses (collectively, the "Tax Benefits"). In general, the Company may "carry forward" net operating losses in certain circumstances to offset current and future taxable income, which will reduce federal and state income tax liability, subject to certain requirements and restrictions. The Rights Agreement also has certain ancillary anti-takeover effects.

       The Tax Benefits can be valuable to the Company. However, the Company's ability to use these Tax Benefits would be substantially limited and impaired if it were to experience an "ownership change" for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury Regulations promulgated thereunder. Generally, the Company will experience an "ownership change" if the percentage of the shares of common stock owned by one or more "five-percent shareholders" increases by more than 50 percentage points over the lowest percentage of shares of common stock owned by such stockholder at any time during the prior three year on a rolling basis. The Rights Agreement reduces the likelihood that changes in the Company's investor base have the unintended effect of limiting the Company's use of its Tax Benefits. As such, the Rights Agreement has a 4.99% "trigger" threshold that is intended to act as a deterrent to any person or entity seeking to acquire 4.99% or more of the outstanding common stock without the prior approval of the Board. This would protect the Tax Benefits because changes in ownership by a person owning less than 4.99% of the Company's stock are not included in the calculation of "ownership change" for purposes of Section 382 of the Code. The Board has established procedures to consider requests to exempt certain acquisitions of the Company's securities from the Rights Agreement if the Board determines that doing so would not limit or impair the availability of the Tax Benefits or is otherwise in the best interests of the Company.

Issuance and Transfer of Rights; Rights Certificates

       The Board declared a dividend of one Right for each outstanding share of common stock. Until the Distribution Date (as defined below):

•the Rights will be evidenced by and trade with the certificates for shares of common stock (or, with respect to any uncertificated shares of common stock registered in book entry form, by notation in book entry), and no separate rights certificates will be distributed;

•new common stock certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference (for uncertificated shares of common stock registered in book entry form, this legend will be contained in a notation in book entry); and

•the surrender for transfer of any certificates for shares of common stock (or the surrender for transfer of any uncertificated common stock registered in book entry form) will also constitute the transfer of the Rights associated with such common stock.

Distribution Date; Separation of Rights

       Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the common stock and become separately tradable and exercisable only upon the earlier of:

(i) ten business days (or such later day as the Board may determine) following a public announcement that a person or group of affiliated or associated persons (collectively, an "Acquiring Person") has acquired beneficial ownership of 4.99% or more of the outstanding common stock; or (ii) ten business days (or such later day as the Board may determine) following the announcement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

       The date on which the Rights separate from the common stock and become exercisable is referred to as the "Distribution Date." As soon as practicable after the Distribution Date, the Company will mail Rights certificates to the Company's stockholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the common stock. Thereafter, such Rights certificates alone will represent the Rights.

       The Rights Agreement includes a procedure whereby the Board will consider requests to exempt certain acquisitions of common stock from the applicable ownership trigger if the Board determines that the requested acquisition will not adversely impact in any material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability to the Company of the Tax Benefits, or is in the best interests of the Company despite the fact it may adversely impact in a material respect the time period in which the Company could use the Tax Benefits or limit or impair the availability of the Tax Benefits.

       Until a Right is exercised, the holder of such Right will have no rights as a stockholder of the Company (beyond those possessed as an existing stockholder), including, without limitation, the right to vote or to receive dividends with respect to the Right.

       The Rights Agreement provides that any person or entity who otherwise would be an Acquiring Person on the date the Rights Agreement was adopted (each, an "Existing Holder") will not be deemed to be an "Acquiring Person" for purposes of the Rights Agreement unless such Existing Holder  increases its beneficial ownership over such Existing Holder's lowest percentage of ownership of the common stock after the adoption of the Rights Agreement, subject to specified exceptions.

Preferred Shares Purchasable Upon Exercise of Right

       After the Distribution Date, each Right will entitle the holder to purchase, for $45.00 (the "Purchase Price"), one one-thousandth of a Preferred Share having economic and other terms similar to that of one share of common stock. This portion of a Preferred Share is intended to give the stockholder approximately the same dividend, voting and liquidation rights as would one share of common stock, and should approximate the value of one share of common stock.

       More specifically, each one one-thousandth of a Preferred Share, if issued, will:

•not be redeemable;

•entitle holders to quarterly dividend payments of $0.00001 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater;

•entitle holders upon liquidation either to receive $1.00 per share or an amount equal to the payment made on one share of common stock, whichever is greater;

•have the same voting power as one share of common stock; and

•entitle holders to a per share payment equal to the payment made on one share of common stock if the common stock is exchanged via merger, consolidation or a similar transaction.

 "Flip-in" Rights

       At any time after a Distribution Date has occurred, each holder of a Right, other than the Acquiring Person, will thereafter have the right to receive, upon paying the Purchase Price and in lieu of a number of one one-thousandths of a share of Preferred Stock, common stock (or, in certain circumstances, cash or other of our securities) having a market value equal to two times the Purchase Price of the Right. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below. Following the occurrence of an event set forth above, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

 "Flip-over" Rights

       In the event any person or group becomes an Acquiring Person and the Company merges into or engages in certain other business combinations with an Acquiring Person, or 50% or more of the Company's consolidated assets or earning power are sold to an Acquiring Person, each holder of a Right (other than void Rights owned by an Acquiring Person) will thereafter have the right to receive, upon payment of the Purchase Price, common stock of the acquiring company that at the time of such transaction will have a market value equal to two times the Purchase Price of the Right.

 Exchange of Rights

       At any time after a person becomes an Acquiring Person, in lieu of allowing the "flip-in" to occur, the Board may exchange the Rights (other than void Rights owned by an Acquiring Person), in whole or in part, at an exchange ratio of one share of the common stock (or, under certain circumstances, cash, property or other securities of the Company, including fractions of a share of preferred stock) per Right (subject to adjustment). Notwithstanding the foregoing, the Board may not conduct such an exchange at any time any person (other than the Company or certain entities affiliated with the  Company) together with such person's affiliates or associates becomes the beneficial owner of 50% or more of the common stock.

 Redemption of Rights

       At any time prior to a Distribution Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right and on such terms and conditions as the Board may establish. Immediately upon the action of the Board ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price. The redemption price will be adjusted if the Company undertakes a stock dividend or a stock split.

Expiration Date of the Rights

       The Rights will expire on the earliest of:

•October 22, 2022, unless extended;

•the time at which the Rights are redeemed or exchanged under the Rights Agreement;

•the final adjournment of the Company's 2020 annual meeting of stockholders if stockholders fail to approve the Rights Agreement with a majority of the votes cast by holders of shares of common stock at the 2020 annual meeting of stockholders;

•the repeal of Section 382 or any successor statute, if the Board determines that the Plan is no longer necessary for the preservation of Tax Benefits;

•the beginning of a taxable year with respect to which the Board determines that no Tax Benefits may be carried forward; or

•such time when the Board determines that a limitation on the use of Tax Benefits under Section 382 would no longer be material to the Company.

Amendment of Rights

       The terms of the Rights may be amended by a resolution of the Board without the consent of the holders of the Rights prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights in order to (i) cure any ambiguities, (ii) shorten or lengthen any time period pursuant to the Rights Agreement or (iii) make changes that do not adversely affect the interests of holders of the Rights.

Anti-Dilution Provisions

       The Board may adjust the Purchase Price, the number of shares of Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Preferred Stock or common stock. With certain exceptions, no adjustments to the Purchase Price will be made until the cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Stock.

Terms of the Preferred Stock

       In connection with the Rights Agreement, the Board designated 2,500,000 shares of the Preferred Stock, as set forth in the Articles Supplementary for Series A-1 Junior Participating Preferred Stock (the "Articles Supplementary") filed with the State Department of Assessments and Taxation of Maryland on September 4, 2013.

Limitation of Liability

       The Maryland General Corporation Law permits the Charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Charter provides for elimination of the personal liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law, as amended from time to time.

 Maryland Business Combination Statute

       The Maryland General Corporation Law establishes special requirements for certain "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. "Business combinations" include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is any person who beneficially owns 10% or more of the voting power of the outstanding voting stock or is an affiliate or associate of the corporation who, at any time within the two-year period prior to the date on which interested stockholder status is determined, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock. Among other things, the law prohibits any business combination between us and an interested stockholder or an affiliate of an interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder unless the Board approved in advance the transaction in which the person became an interested stockholder. The Board may provide that its approval is subject to compliance with any terms and conditions determined by the Board.

       The business combination statute requires payment of a fair price to stockholders to be determined as set forth in the statute or a supermajority stockholder approval of any transactions between us and an interested stockholder after the end of the five-year period. This approval means that the transaction must be recommended by the Board and approved by at least:

•  80% of the votes entitled to be cast by holders of outstanding voting shares; and

•  66 2/3% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

       The business combination statute restricts the ability of third parties who acquire, or seek to acquire, control of us to complete mergers and other business combinations without the approval of the Board even if such a transaction would be beneficial to stockholder.

       The Board has exempted any business combination with any person from the business combination statute, so long as the Board first approves such business combination.

Maryland Control Share Acquisition Statute

       The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by 66 2/3% of the votes entitled to be cast on the matter. The acquiring person, officers, and directors who are also employees are not entitled to vote on the matter. "Control shares" are shares of stock that, taken together with all other shares of stock owned by the acquiring person or in respect of which the acquiring person is entitled to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors in one of the following ranges: 10% or more but less than 33 1/3%; 33 1/3% or more but less than 50%; or 50% or more. Control shares do not include shares of stock that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

       A person who has made (or proposes to make) a control share acquisition and who satisfies certain conditions (including agreeing to pay the expenses of the meeting) may compel the Board to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any stockholders' meeting.

       If voting rights are not approved at a meeting of stockholders or if the acquiring person does not deliver an acquiring person statement as required by the statute, then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to the absence of voting rights, as of the date of either:

•the last control share acquisition by the acquiring person; or

•any meeting where stockholders considered and did not approve voting rights of the control shares.

If voting rights for control shares are approved at a stockholders' meeting and the acquiring person becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that stockholders would be able to require us to redeem shares of our stock from them for fair value. For this purpose, the fair value may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

       The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction or acquisitions of shares approved or exempted by the Charter or the Bylaws.

       The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that the Board will not amend or eliminate this provision in the future. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders' best interests.